UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ONLINE DISRUPTIVE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

68275L 108
(CUSIP Number)

copy to: Clark Wilson LLP 800 - 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H1 Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	68275L 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Giora Davidovits
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,423,333 shares of common stock 1
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
21,423,333 shares of common stock 1
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,423,333 shares of common stock 1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.42%2 based on 80,536,433 issued and outstanding as of November 28, 2012.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1 Includes 17,673,333 shares of common stock and 3,750,000 stock options exercisable within 60 days,
2 Shares of common stock subject to Mr. Davidovits’ options currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership by Mr. Davidovits.

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2012 and relates to shares of common stock with $0.001 par value of Online Disruptive Technologies, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 3120 S. Durango Drive, Suite 305, Las Vegas, NV 89117.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to add the following at the beginning thereof:

On September 1, 2012, the Issuer entered into a stock option agreement with Giora Davidovits, pursuant to which the Issuer granted Mr. Davidovits stock options to purchase 3,750,000 shares of the Issuer’s common stock at a price of $0.01 per share pursuant to the Issuer’s stock option plan. Mr. Davidovits has not exercised any of these options.

On or about November 16, 2012, the Issuer entered into a debt settlement agreement with Mr. Davidovits whereby Mr. Davidovits agreed to convert certain debt into common shares of the Issuer in the aggregate amount of 6,673,333 shares of common stock at a conversion price of $0.01 per share issued to Mr. Davidovits.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to replace the following at the beginning thereof:

Mr. Davidovits acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D are hereby amended and restated as follows:
  The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Davidovits is 21,423,3331 shares, or 25.42%2 of the Issuer, based on 80,536,433 shares of common stock outstanding as of the date of this statement.

  Mr. Davidovits has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 21,423,333 shares of common stock of the Issuer.

  Other than as described in Item 3 above, Mr. Davidovits has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

  Not applicable.

  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

10.1 Form of Stock Option Agreement (incorporated by reference to an exhibit to a current report on Form 8-K filed September 11, 2012).

10.2 Form of Debt Conversion Agreement (incorporated by reference to an exhibit to a current report on Form 8-K filed November 19, 2012).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2012	/s/ Giora Davidovits Signature
Giora Davidovits

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).